UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                         For the date of 27 April 2005

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







EMBARGO 11:00          27 APRIL 2005



                           Allied Irish Banks, p.l.c.
                            Annual General Meeting



("AIB") (NYSE:AIB) Address by AIB Group Chairman Dermot Gleeson to AIB Annual General Meeting held on 27 April, 2005.



CHECK AGAINST DELIVERY



AIB Performance

I would like to start by commenting on AIB's performance in 2004.



First we achieved excellent financial results - our total shareholder return was 26 per cent - well ahead of our peer group. Our success is reflected in the increase in our dividend, which has gone up by over 50 per cent since the year 2000.



We had strong income growth of 11 per cent and costs grew by 7 per cent. Loan volumes were up by 28 per cent while deposits grew by 14 per cent.



Regulatory Investigations

In the Annual Report I set out the position about regulatory investigations last year in relation to foreign exchange charges and other issues. As shareholders will be aware, I also appeared with Michael Buckley before the Finance and Public Services Committee of the Oireachtas last October and explained fully the circumstances in relation to these matters. There is little I can add to what I have said before on these issues other than to apologise again - to you our shareholders - for our failings and to reiterate the Board's and management's determination to do our business in an efficient, compliant and ethical manner.



Bank Profits

The banks are the nervous system of the economy. A growing economy needs profitable banks. People who criticise our profits frequently have a poor understanding, sometimes no understanding at all, of what our profits are used for. As you will see from our summary report, the great bulk of profits - over 90% of our profits - go in one of 3 directions.



A third of our profits go to paying dividends to our shareholders, 88,000 of them world-wide, whose funds support the business - they get a yield of about 4%. Another third of our profits are kept, retained to grow the business - in 2004 about half a billion Euro, enough capital to support about
EUR 6 billion in new lending. And about a quarter of our profits are paid in taxes.



Beneficiaries of AIB's Success

It may not be generally appreciated that a great number of people in this country and abroad benefit from the success of AIB.



We have about 13,000 employees in the Republic of Ireland and a further 2,000 pensioners in addition to almost 57,000 shareholders resident here - in total almost 1 in 50 in the population and more if you take account of people's families.



On top of this there are over almost half a million members (473,000) of private sector pension funds in this country - the vast majority of whom have a strong interest in the continued success of successful Irish companies like AIB.



Last year we bought over EUR 300 million worth of goods and services from over 5,500 businesses in the Republic.



Meetings With Investors

Since being appointed Chairman I have written to our largest investors and offered to meet them. This is in line with the recommendations by Sir Derek Higgs in his review of corporate governance that the Chairman ensures effective communication with shareholders and ensures that the Board develops an understanding of the views of major investors. My meetings complement the very effective and extensive investor relations programme conducted by Executive management. Shareholders will be interested to note that the views conveyed to me indicate a high level of satisfaction with corporate governance in AIB and in the performance of the company.



Group Chief Executive

I want to acknowledge the contribution of Michael Buckley to AIB during his term of office as Chief Executive. He has dealt superbly with some major challenges. His contribution to the strategic direction of the Bank has been vital to the great success we have achieved and is clearly evident from the outstanding results achieved in 2004.



As you know the Board has appointed Eugene Sheehy as Chief Executive-Designate. We had to choose from a very high quality field of both internal and external candidates and I am confident that Eugene will lead AIB to even greater success in the years ahead.



Business Momentum

Our business has performed very well in the first quarter. We continue to enjoy excellent loan growth in our Republic of Ireland, United Kingdom and International Corporate Banking activities. We also expect another year of strong deposit growth. Asset quality is at historically high levels.



2004 was a challenging and at times a difficult year.



But the prospects remain bright for AIB and we continue to expect earnings per share in 2005 to be in a 135 - 137c range under the new International Accounting Standards.



                                     -ENDS-


For further information please contact:
Alan Kelly                                      Catherine Burke
Head of Capital & Group Investor Relations      Head of Corporate Relations
AIB Group                                       AIB Group
Bankcentre                                      Bankcentre
Ballsbridge                                     Ballsbridge
Dublin 4                                        Dublin 4
Tel: +353-1-6600311 ext. 12162                  Tel: +353-1-6600311 ext. 13894



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  27 April 2005                            By: ___________________
                                                   Gary Kennedy
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.